Exhibit 5.2

Our ref	SOC/ACM 01410353	Your ref	Date	17 July 2015

Medtronic plc

20 Lower Hatch Street

Dublin 2,

Ireland

Dear Sirs,

We have acted as Irish solicitors to Medtronic plc (f/k/a Medtronic Limited) (the Company) in connection with the registration statement on Form S-4 (the Registration Statement) filed by Medtronic Inc. (the Issuer), the Company and Medtronic Global Holdings S.C.A. (Medtronic Luxco) relating to the issuance by the Issuer of: (i) up to $500,000,000 aggregate principal amount of the outstanding Floating Rate Senior Notes due March 15, 2020 (the Exchange Floating Rate Notes); (ii) up to $1,000,000,000 aggregate principal amount of the outstanding 1.500% Senior Notes due March 15, 2018 (the Exchange 2018 Notes); (iii) up to $2,500,000,000 aggregate principal amount of the outstanding 2.500% Senior Notes due March 15, 2020 (the Exchange 2020 Notes); (iv) up to $2,500,000,000 aggregate principal amount of the outstanding 3.150% Senior Notes due March 15, 2022 (the Exchange 2022 Notes); (v) up to $4,000,000,000 aggregate principal amount of the outstanding 3.500% Senior Notes due March 15, 2025 (the Exchange 2025 Notes); (vi) up to $2,500,000,000 aggregate principal amount of the outstanding 4.375% Senior Notes due March 15, 2035 (the Exchange 2035 Notes); and (vii) up to $4,000,000,000 aggregate principal amount of the outstanding 4.625% Senior Notes due March 15, 2045 (the Exchange 2045 Notes and, together with the Exchange Floating Rate Notes, Exchange 2018 Notes, Exchange 2020 Notes, Exchange 2022 Notes, Exchange 2025 Notes, and Exchange 2035 Notes, the Exchange Notes). The Company will fully and unconditionally guarantee the Exchange Notes pursuant to the Indenture (as defined in Schedule 1), which includes the guarantee of the Exchange Notes by the Company (the Transaction) and separately, Medtronic Luxco will also fully and unconditionally guarantee the Exchange Notes.

1.	We have examined PDF executed copies of:

1.1.	the Agreements (as defined in Schedule 1), and

1.2.	corporate certificate (the Corporate Certificate) of the Company dated the date hereof attaching:

1.2.1.	true, complete and up to date copies of the certificate of incorporation, the certificate on change of name and memorandum and articles of association of the Company;

1.2.2.	a copy of the minutes of meetings of the board of directors of the Company held on 1 December 2014 and 12 January 2015;

1.2.3.	a copy of the statutory declarations dated 1 December 2014 executed by a majority of the directors of the Company and dated 12 January 2015 executed by all of the directors of the Company, pursuant to Section 60 of the Companies Act 1963 (as amended);

1.2.4.	a copy of the written shareholder resolutions of the shareholder of the Company approving the Transaction dated 1 December 2014 and 12 January 2015;

1.2.5.	a copy of the power of attorney of the Company dated 22 January 2015;

1.3.	such other documents as we have considered necessary or desirable to examine in order that we may give this opinion.

Terms defined in the Agreements have the same meaning in this opinion letter.

2.	For the purpose of giving this opinion we have assumed:

2.1.	the authenticity of all documents (if any) submitted to us as originals and the completeness and conformity to the originals of all copies of documents of any kind furnished to us;

2.2.	that the copies produced to us of minutes of meetings and/or of resolutions are true copies and correctly record the proceedings of such meetings and/or the subject-matter which they purport to record and that any meetings referred to in such copies were duly convened and held and that all resolutions set out in such minutes were duly passed and are in full force and effect;

2.3.	the genuineness of the signatures and seals on all original and copy documents which we have examined;

2.4.	that the memorandum and articles of association of the Company are correct and up to date;

2.5.	the accuracy and completeness as to factual matters of the representations and warranties of the Company contained in the Agreements and the accuracy of all certificates, including the Corporate Certificate, provided to us by the Company;

2.6.	that there are no agreements or arrangements in existence which in any way amend or vary the terms of the Transaction as disclosed by the Agreements;

2.7.	without having made any investigation, that the terms of the Agreements are lawful and fully enforceable under the laws of the State of New York and any other applicable laws other than the laws of Ireland;

2.8.	the accuracy and completeness of all information appearing on public records, including information available on the Companies Registrations Office (CRO) website; and

2.9.	that the Company has entered into the Transaction in good faith, for its legitimate business purposes, for good consideration, and that it derives commercial benefit from the Transaction commensurate with the risks undertaken by it in the Transaction.

3.	We express no opinion as to any matters falling to be determined other than under the laws of Ireland and, without reference to provisions of other laws imported by Irish private international law, in Ireland as of the date of this letter. Subject to that qualification and to the other qualifications set out herein, we are of the opinion that:

3.1.	the Company is a company duly incorporated as a public limited liability company under the laws of Ireland and is a separate legal entity, subject to suit in its own name. Based only on searches carried out in the CRO and the Central Office of the High Court on the date hereof, the Company is validly existing under the laws of Ireland and no steps have been taken or are being taken to appoint a receiver, examiner or liquidator over it or its assets or to wind it up;

3.2.	the Company has the necessary power and authority, and all necessary corporate and other action required by it have been taken, to enable it to execute, deliver and perform the obligations undertaken by it under the Agreements to which it is party

3.3.	the Agreements to which the Company is party have been duly executed on its behalf;

3.4.	it is not necessary or advisable under the laws of Ireland in order to ensure the validity, enforceability or priority of the obligations or rights of any party to the Agreements that any of the Agreements be filed, registered, recorded, or notarised in any public office or elsewhere or that any other instrument relating thereto be signed, delivered, filed, registered or recorded;

3.5.	in any proceedings taken in Ireland for the enforcement of the Agreements, the choice of the law of the State of New York as the governing law of the Agreements would be upheld by the Irish courts in accordance with the provisions of the Rome/Regulation EC No. 593/2008 on the Law Applicable to Contractual Obligations (the Rome Convention);

3.6.	the submission on the part of the Company under the Agreements to the jurisdiction of the courts of the State of New York is valid and binding on the Company and will be upheld by the Irish courts;

3.7.	in any proceedings taken in Ireland for the enforcement of a judgment obtained against the Company in the courts of the State of New York (a Foreign Judgment) the Foreign Judgment should be recognised and enforced by the courts of Ireland save that to enforce such a Foreign Judgment in Ireland it would be necessary to obtain an order of the Irish courts. Such order should be granted on proper proof of the Foreign Judgment without any re-trial or examination of the merits of the case subject to the following qualifications:

3.7.1.	that the foreign court had jurisdiction, according to the laws of Ireland;

3.7.2.	that the Foreign Judgment was not obtained by fraud;

3.7.3.	that the Foreign Judgment is not contrary to public policy or natural justice as understood in Irish law;

3.7.4.	that the Foreign Judgment is final and conclusive;

3.7.5.	that the Foreign Judgment is for a definite sum of money; and

3.7.6.	that the procedural rules of the court giving the Foreign Judgment have been observed.

3.8.	any such order of the Irish courts may be expressed in a currency other than euro in respect of the amount due and payable by a Company but such order may be issued out of the Central Office of the Irish High Court expressed in euro by reference to the official rate of exchange prevailing on the date of issue of such order. However, in the event of a winding up of the Company, amounts claimed by against the Company in a currency other than the euro (the Foreign Currency) would, to the extent properly payable in the winding up, be paid if not in the Foreign Currency in the euro equivalent of the amount due in the Foreign Currency converted at the rate of exchange pertaining on the date of the commencement of such winding up.

4.	The opinions set forth in this opinion letter are given subject to the following qualifications:

4.1.	an order of specific performance or any other equitable remedy is a discretionary remedy and is not available when damages are considered to be an adequate remedy;

4.2.	this opinion is given subject to general provisions of Irish law relating to insolvency, bankruptcy, liquidation, reorganisation, receivership, moratoria, court scheme of arrangement, administration and examination, and the fraudulent preference of creditors and other Irish law generally affecting the rights of creditors;

4.3.	this opinion is subject to the general laws relating to the limitation of actions in Ireland;

4.4.	a determination, description, calculation, opinion or certificate of any person as to any matter provided for in the Agreements might be held by the Irish courts not to be final, conclusive or binding if it could be shown to have an unreasonable, incorrect, or arbitrary basis or not to have been made in good faith;

4.5.	additional interest imposed by any clause of any Agreement might be held to constitute a penalty and the provisions of that clause imposing additional interest would thus be held to be void. The fact that such provisions are held to be void would not in itself prejudice the legality and enforceability of any other provisions of the relevant Agreement but could restrict the amount recoverable by way of interest under such Agreement;

4.6.	claims may be or become subject to defences of set-off or counter-claim;

4.7.	an Irish court has power to stay an action where it is shown that there is some other forum having competent jurisdiction which is more appropriate for the trial of the action, in which the case can be tried more suitably for the interests of all the parties and the ends of justice, and where staying the action is not inconsistent with the provisions of Regulation (EU) 1215/2012 on jurisdiction and the recognition and enforcement of judgments in civil and commercial matters;

4.8.	the enforceability of severance clauses is at the discretion of the court and may not be enforceable in all circumstances;

4.9.	a waiver of all defences to any proceedings may not be enforceable;

4.10.	provisions in any of the Agreements providing for indemnification resulting from loss suffered on conversion of the amount of a claim made in a foreign currency into euro in a liquidation may not be enforceable;

4.11.	an Irish court may refuse to give effect to undertakings contained in any of the Agreements that the Company will pay legal expenses and costs in respect of any action before the Irish courts; and

4.12.	we express no opinion on any taxation matters or on the contractual terms of the relevant documents other than by reference to the legal character thereof.

This opinion letter is given on the basis that it will be construed in accordance with, and governed in all respects by, the laws of Ireland which shall apply between us and all persons interested. We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement and to the reference to our firm contained under the heading “Legal Matters” in the prospectus included therein.

This opinion letter speaks only as of the date hereof and we disclaim any obligation to advise you or any other person of changes of law or fact that occur after the date hereof.

Yours faithfully,

/s/ A&L Goodbody

A&L Goodbody

SCHEDULE 1

The Agreements

1.	The indenture dated as of December 10, 2014 between Medtronic Inc. and Wells Fargo Bank, National Association, as trustee (the Trustee), (the Base Indenture).

2.	The first supplemental indenture dated as of December 10, 2014 between Medtronic and the Trustee (the First Supplemental Indenture).

3.	The second supplemental indenture dated as January 26, 2015 among the Company, as guarantor and the Trustee, (the Second Supplemental Indenture and together with the Base Indenture and the First Supplemental Indenture, the Indenture).